

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Pete Salzmann
Chief Executive Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

      Re: Immunovant, Inc.
           Registration Statement on Form S-3
           Filed January 4, 2021
           File No. 333-251865

Dear Mr. Salzmann:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: John McKenna, Esq.